UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34506 / February 15, 2022

In the Matter of

Silver Point Specialty Lending Fund
Silver Point Specialty Credit Fund Management, LLC
Silver Point Capital Fund, L.P.
Silver Point Capital Offshore Fund, Ltd.
Silver Point Capital Offshore Master Fund, L.P.
Silver Point Capital, L.P.
Silver Point Distressed Opportunities Fund, L.P.
Silver Point Distressed Opportunities Offshore Master Fund, L.P.
Silver Point Distressed Opportunities Offshore Fund, L.P.
Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P.
Silver Point Distressed Opportunity Institutional Partners, L.P.
Silver Point Distressed Opportunity Institutional Partners Master Fund
  (Offshore), L.P.
Silver Point Distressed Opportunities Management, LLC
Silver Point Select Opportunities Fund A, L.P.
Silver Point Specialty Credit Fund II, L.P.
Silver Point Specialty Credit Fund II (Offshore), L.P.
Silver Point Specialty Credit Fund II (Offshore) B, L.P.
Silver Point Specialty Credit Fund II (Offshore) C, L.P.
Silver Point Specialty Credit Fund II Mini-Master Fund (Offshore), L.P.
Silver Point Specialty Credit Fund II Mini-Master Fund, L.P.
Silver Point Specialty Credit Fund II Management, LLC
Silver Point Specialty Credit Silver Star Fund, L.P.
Silver Point Specialty Credit Silver Star Fund Management, LLC
Silver Point Loan Funding, LLC
Silver Point Loan Funding Management, LLC

Two Greenwich Plaza, First Floor
Greenwich, Connecticut 06830

(812-14556)

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Silver Point Specialty Lending Fund, et al. filed an application on October 1, 2015, and amendments to the application on December 27, 2017, July 20, 2018, September 17, 2018, December 17, 2018, July 28, 2021, October 22, 2021, January 7, 2022 and January 12, 2022, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds and accounts.

On January 19, 2022, a notice of the filing of the application was issued (Investment Company Act Release No. 34472). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Silver Point Specialty Lending Fund, et al. (File No. 812-14556) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


                                        J. Matthew DeLesDernier
                                        Assistant Secretary